AFTERMARKET ENTERPRISES, INC.
933 S. 4th Street, Unit A
Grover Beach, California 93433

December 9, 2010

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Mail Stop 3561
Washington, D.C. 20549

Re:           Aftermarket Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 17, 2010
File No. 333-141676

Dear Mr. Alper:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated December 3, 2010, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.

Form 10-Q for the Period Ended September 30, 2010

Item 4T.  Controls and Procedures

Changes in internal control over financial reporting, page 13

1.  Please amend your filing in accordance with comment three below to indicate, if true, that there have been no changes in internal control over financial reporting that occurred during your last fiscal quarter (or fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, your internal control over financial reporting, as requested in comment six in our letter dated August 11, 2010 and comment five in our letter dated September 21, 2010.  See Item 308T(b) of Regulation S-K.

Response

We have amended the filing as requested.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010
Page 2.

Please ensure that your amended Form 10-Q has been dated as of the date that it is executed.

Response

We have so dated the amended Form 10-Q.

3.  It appears that you have submitted a letter to your auditors as Exhibit 32.  Please amend your filing to include the Section 906 certification as Exhibit 32.  See 18 U.S.C Section 1350.

Response

We have amended Exhibit 32 as requested.

If you have further questions or need additional information, please let me know.

Sincerely,
AFTERMARKET ENTERPRISES, INC.

/s/ Adam Anthony

Adam Anthony, CEO